

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2011

By U.S. Mail and Facsimile to: (877) 280-3781

John C. Gerspach
Chief Financial Officer
Citigroup Inc.
399 Park Avenue
New York, NY 10043

      Re: Citigroup Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2009
              Form 10-Q for the Fiscal Period Ended September 30, 2010
              File No. 001-09924

Dear Mr. Gerspach:

      We have completed our review of your Form 10-K and Form 10-Q and have no further comments at this time.

                                 Sincerely,

                                 Kevin W. Vaughn
                                 Accounting Branch Chief